UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-04307

Husky Energy Inc.
(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___       Form 40-F   X

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Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___    No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On November 29 2010, Husky Energy Inc. issued a press release announcing several cornerstone strategic initiatives intended to accelerate near-term production and reserve growth and to secure its medium and long-term growth opportunities.  Additionally, Husky also announced key elements of its financing plan, which is directed towards retaining its investment grade financial profile.  The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ “James D. Girgulis”
James D. Girgulis
Vice President, Legal & Corporate Secretary

Date:   November 29, 2010

Exhibit A

Husky Energy Announces Major Strategic Growth Initiatives

Calgary, Alberta (Nov. 29, 2010) – Husky Energy Inc. announced today several cornerstone strategic initiatives intended to accelerate near-term production and reserve growth and to secure its medium and long-term growth opportunities. At the same time, the Company announced key elements of its financing plan, which is directed towards retaining its investment grade financial profile.

“The initiatives announced today represent the culmination of significant effort and focus to bring forward major projects that will create sustainable shareholder value over the near, mid and long term,” said CEO Asim Ghosh. “Together, they are a statement of confidence in our business and in the tremendous growth opportunities in our portfolio.”

Strategic Steps for Near-Term Production and Reserve Growth

●
Western Canada Oil & Natural Gas Asset Acquisition – Furthering its strategy to boost near-term production, Husky has signed an $860 million purchase and sale agreement with ExxonMobil Canada Ltd. to acquire oil and natural gas properties in Alberta and northeast British Columbia. Recent acquisitions will add approximately 33,000 barrels of oil equivalent (boe) per day of production.

●
2011 Capital Expenditure and Production Guidance – A $4.86 billion capital expenditure program, including the asset acquisition, has been approved for 2011. This represents an increase of over 20 percent from the 2010 capital expenditure program and will enable the Company to continue its strategy of accelerating near-term production, while providing the funding necessary to advance mid and long-term growth projects. Production guidance achieves the three to five percent annual growth target.

Strategic Steps for Medium-Term Production and Reserve Growth

●
Sunrise Energy Project Sanction – Phase I of the Sunrise Energy Project in northern Alberta has been sanctioned for development. Sunrise is a premier in-situ oil sands project that will serve as a key pillar of Husky’s growth and is an important step in unlocking the full potential of the Company’s extensive oil sands portfolio.  Contracts for transportation, engineering and construction, valued at approximately $2 billion, will be awarded soon.

●
South East Asia Asset Retention – Husky will retain its South East Asia assets and is moving forward with its significant growth opportunities in the region. The finalization of a joint-venture development agreement with China National Offshore Oil Corporation (CNOOC) is at an advanced stage and the overall plan of development for the Liwan 3-1 natural gas project is expected to be submitted in early 2011.

Financing Initiatives

●
Financing – To support its strategic growth initiatives, Husky announces its intent to proceed with a $1 billion equity issue by way of a public common share offering and a private placement to its principal shareholders for their pro rata share of the $1 billion. Further, the Company is taking steps to establish a mechanism to allow common shareholders to choose to receive dividends in cash or shares. Husky’s principal shareholders have agreed to take their dividends as shares from Q1, 2011 to the end of 2012, as may be required to provide equity support to retain the investment grade financial profile.

Steps for Near-Term Production and Reserve Growth

Western Canada Asset Purchase

Husky is pleased to announce it has signed a purchase and sale agreement with ExxonMobil Canada Ltd. to acquire oil and natural gas properties in Alberta and northeast British Columbia. The $860 million acquisition will add 21,900 boe per day of production and 113 million boe of proved and probable reserves, based on Husky’s reserves estimate.

The ExxonMobil purchase includes 16,300 boe per day of natural gas production, 4,800 barrels per day of oil production and 800 barrels per day of natural gas liquids. Husky’s reserve estimate is 104 million barrels of proven oil equivalent and nine million boe of probable reserves, based on an effective date of December 1, 2010.  This agreement is subject to regulatory approvals and final closing.

“The properties have very attractive metrics, reflecting our commitment to financial discipline,” said Ghosh. “They are located in core operating areas where we will be able to leverage our existing infrastructure to create additional shareholder value.”

The purchase of natural gas properties in west central Alberta, announced in September, has now received regulatory approval. The acquisition adds 10,800 boe per day in a core producing area.

These acquisitions will significantly increase Husky’s near-term production, adding approximately 33,000 boe per day.

2011 Capital Expenditure Program

The Company is taking steps to further the momentum it has achieved in accelerating near-term production, with the approval of a $4.86 billion capital program for 2011. The expenditure program, which includes the ExxonMobil asset acquisition, represents an increase of over 20 percent from the 2010 program.

It will allow the Company to continue to invest in accelerating production opportunities in Western Canada while at the same time providing the funding necessary to advance mid and long-term growth projects.

Capital Expenditure Guidance5	Guidance 2010 ($millions)	Forecast 2010 ($millions)	Guidance 2011 ($millions)
Upstream
Western Canada	1,200	2,0801	2,4503
Sunrise	85	70	4154
Canada’s East Coast/Frontier	485	500	350
Canada Subtotal	1,770	2,650	3,215
Southeast Asia	660	500	1,180
Upstream Total	2,430	3,150	4,395
Midstream	170	215	80
Downstream	465	5502	335
Corporate	35	40	55
Total	3,100	3,955	4,865

Notes:
(1)	Includes acquisition of natural gas properties in west central Alberta
(2)	Includes purchase of 98 retail stations in Ontario
(3)	Includes announced $860 million acquisition of assets from ExxonMobil Canada Ltd.
(4)	Husky’s partner has committed to funding the first $2.5 billion of the Sunrise Energy Project
(5)	All amounts exclude capitalized interest and administration

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Upstream capital spending is being directed to those opportunities offering the highest potential returns, such as oil and liquids-rich gas resource plays, and focuses on Husky’s extensive portfolio of resources and land holdings in Western Canada.  As natural gas pricing improves, the Company is ready to increase gas tie-ins and production.

Production guidance for 2011 is consistent with our target of three to five percent annual growth. Recent acquisitions offset the base production decline. The increased capital expenditures in late 2010 and early 2011 will begin to contribute to production in late 2011.

Production Guidance	Guidance 2010	Guidance 2011
Light / Medium Oil and NGLs (mbbl/day)	106 -111	100 - 110
Heavy Oil and Bitumen (mbbl/day)	94 - 97	95 - 105
Subtotal	200 - 208	195 - 215
Natural Gas (mmcf/day)	510 - 520	560 - 610
Total Production (mboe/day)	285 - 295	290 - 315

Steps for Medium-Term Production and Reserve Growth

Sunrise Energy Project Sanction

Husky and its joint-venture partner will move forward with the construction of facilities for the phased development of the Sunrise oil sands lease in the Fort McMurray region of northern Alberta. The first phase, estimated to cost $2.5 billion, is expected to produce about 60,000 barrels per day gross beginning in 2014.

“Sunrise represents a transformational opportunity for the Company,” said Ghosh. “Over time, Sunrise alone has the potential to deliver more than 50 percent of our current production and is just one of several oil sands leases in Husky’s portfolio. Collectively, they will provide a source of stable growth to create substantial shareholder value in the coming decades.”

Sunrise, of which Husky is the operator, will use proven steam-assisted gravity drainage (SAGD) technology, limiting site disturbance. Sunrise is estimated to have more than 3.7 billion barrels of proved, probable and possible bitumen reserves (127.5 mmbbls proved, 1,895.5 mmbbls probable and 1,685.0 mmbbls possible) as of December 31, 2009  (Husky’s share 50 percent).

Transportation contracts for Sunrise production and diluent and other major contracts for engineering and construction, with a combined value of approximately $2 billion, are progressing and expected to be awarded soon.

South East Asia Asset Retention

After carefully weighing options for the Company’s South East Asia assets, including a potential spinoff, Husky has decided the assets will remain a key pillar in its growth strategy.

At this stage in the development of the South East Asia assets, the Board of Directors is of the view it is in the best interest of shareholders to continue to build a material business in the resource-rich region, which can leverage the close proximity to major energy markets in Hong Kong and Mainland China.

The finalization of a joint-venture development agreement with CNOOC is at an advanced stage and Husky expects to submit the overall plan of development for the Liwan 3-1 project in early 2011. First gas is anticipated in late 2013, ramping up through 2014.

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The Company has made considerable progress in advancing the Liwan 3-1 natural gas project in the South China Sea towards development. The Government of China has approved the Original-Gas-in-Place (OGIP) report for the Liwan 3-1 field. Tendering for major equipment and facilities is underway and key contracts are expected to be awarded soon in order to achieve first gas production in late 2013. Development drilling is also underway.

In addition to Liwan 3-1, the Company has a high-quality asset base in South East Asia, including further natural gas discoveries on Block 29/26 at Liuhua 34-2 and Liuhua 29-1, the producing Wenchang oil field and other growth opportunities in Indonesia, including the Madura BD and MDA gas fields.

Husky recently received approval from the Government of Indonesia for an extension to the existing Madura Strait Production Sharing Contract and is moving forward with its partners with plans to develop the Madura BD field in 2011.

Financing Plan

Husky announces its intent to proceed with a $1 billion equity issue by way of a public share offering pursuant to its recently filed base shelf prospectus, and a private placement to its principal shareholders for their pro rata share of the $1 billion.

In addition, Husky intends to introduce a mechanism to allow common shareholders to choose to receive dividends in cash or in shares. The Company has received the agreement of its principal shareholders to receive dividends in shares commencing in Q1 2011 and through to the end of 2012, as may be required to provide equity support to retain the Company’s investment grade financial profile during a period of significant capital investment focused on delivering future growth.

Finally, the Company will explore hybrid and other financing options as required to support this growth. Husky’s principal shareholders are fully committed to supporting the Company’s financing plan going forward.

Corporate Developments

In order to deliver on its strategic growth initiatives, Husky has restructured its organization around its core Upstream, Midstream and Downstream business sectors.

To support the Chief Operating Officer portfolio in Upstream, the Company has recruited a VP of Oil Sands and is currently recruiting a VP of Western Canada.  These two new positions complement the existing Upstream team, which includes a VP of East Coast Operations, VP of Exploration, VP of Heavy Oil, and VP of Engineering & Procurement Management. The Company has also appointed a new COO for South East Asia.

The Company has created a VP of Downstream position to oversee the Company’s refining and upgrading operations.
The VP of Midstream and Refined Products will continue to lead the Company’s midstream and retail operations.

Summary

“Over the past six months we have stabilized production and made solid progress on a number of key strategic fronts,” said Ghosh. “We have executed two core acquisitions that add immediate value and production, given the green light to begin construction on the Sunrise Energy Project, made an important decision on the future of our South East Asia assets, and approved financing initiatives and a capital expenditure program that will allow us to build on our momentum in 2011.

“While there is a lot of hard work ahead, the achievements of the past six months have set us on a sound course to achieve our goals.”

CEO Asim Ghosh and senior members of the leadership team will be pleased to provide further information on the Company’s strategic initiatives at an upcoming Investor Day, scheduled for December 1 in Toronto.

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NOTE: Backgrounders available on www.huskyenergy.com on key announcements.

Husky Energy is an integrated energy company headquartered in Calgary, Alberta, Canada. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com.

Forward Looking Information

Certain statements in this press release are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, this news release includes forward-looking statements relating to the Company's general strategic plans; growth and development opportunities presented by the Company's projects and assets at Sunrise, in Southeast Asia and by the Western Canada asset acquisition; the Company’s financing initiatives; the Company's 2011 capital expenditure program and production guidance; estimated development costs at Sunrise; development plans and anticipated timing and volumes of production at Sunrise; anticipated timing of the Western Canada asset acquisition; anticipated effect of the Western Canada asset acquisition on Husky’s reserves, production, business and operations; development plans and anticipated timing of production at Liwan; plans for funding for the Company’s corporate initiatives; and plans in respect of changes to the Company’s dividend payment mechanism. Although Husky believes that the expectations reflected by the forward-looking statements presented in this press release are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. Husky’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Disclosure of Oil and Gas Reserves and Other Oil and Gas Information

Husky’s disclosure of proved, probable and possible oil and gas reserves at Sunrise and other information about its oil and gas activities at Sunrise has been made based on reliance of an exemption granted by Canadian Securities Administrators. The exemption permits Husky to make these disclosures in accordance with requirements in the United States. These requirements and, consequently, the information presented may differ from Canadian requirements under National Instrument 51-101, “Standards of Disclosure for Oil and Gas Activities.” Please refer to “Disclosure of Exemption under National Instrument 51-101” in Husky's Annual Information Form for the year ended December 31, 2009 filed with securities regulatory authorities for further information.  Husky's disclosure of proved and probable oil and gas reserves associated with its Western Canada asset acquisition has been made in accordance with National Instrument 51-101.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is at least a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

The Company uses the terms barrels of oil equivalent (“boe”) and thousand cubic feet of gas equivalent (“mcfge”), which are calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas.   Readers are cautioned that the terms boe and mcfge may be misleading, particularly if used in

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isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

For additional information, please contact:

Investor Inquiries:	Media Inquiries:

Rob McInnis Manager, Investor Relations 403-298-6817	Graham White Corporate Communications 403-298-7088

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